Cian PLC

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

November 2, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan

Christine Dietz

Austin Pattan

Jan Woo

Re:	Cian PLC

Registration Statement on Form F-1 (File No. 333-260218)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-260218) (the “Registration Statement”) of Cian PLC (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 4, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling David Stewart at (405) 933-4988.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Cian PLC

By:	/s/ Maksim Melnikov
	Name:	Maksim Melnikov
	Title:	Chief Executive Officer

cc:	(via email)

Mikhail Lukianov, Cian PLC

Varvara Kiseleva, Cian PLC

J. David Stewart, Latham & Watkins LLP

Pranav L. Trivedi, Skadden, Arps, Slate, Meagher & Flom (UK) LLP